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                                 HARTFORD LIFE

                    OPTIONAL DEATH BENEFIT ENHANCEMENT RIDER

This rider is issued as part of the contract to which it is attached. This rider cannot be terminated either by the Contract Owner or the Company. Except where this rider provides otherwise, it is subject to all of the terms and conditions of the contract.

The two provisions "OPTIONAL DEATH BENEFIT" and "INTEREST ACCUMULATION VALUE" set forth in the contract to which this rider is attached are hereby deleted and restated as the following:

OPTIONAL DEATH BENEFIT

If the Contract Owner or Annuitant dies before the Annuity Commencement Date a Death Benefit is payable. The Death Benefit is calculated as of the date Due Proof of Death is received by the Company and is the greatest of:

       (a)  the Contract Value; or

       (b) 100% of all premium payments made under the contract, reduced by the dollar amount of any partial surrenders since the Contract Issue Date; or

       (c)  the Maximum Anniversary Value as described in the contract; or

       (d) the interest accumulation value commencing on the date the rider is added to the contract.

INTEREST ACCUMULATION VALUE

Prior to the decedent's death or 81st birthday, if earlier, the interest accumulation value is equal to the Contract Value as of the effective date of this rider ("Beginning Contract Value") plus any premium payments made after the date this rider is added to the contract, less proportional adjustments for partial surrenders taken after this rider is added to the contract, compounded daily at an annual interest rate of 5.0%. The proportional adjustment for partial surrenders is calculated by:

       a) dividing the gross amount of the partial surrender by the prior Valuation Day's Contract Value, and

       b) multiplying the result of (a) by the prior Valuation Day's interest accumulation value.

The interest accumulation value will no longer compound on the earlier of the decedent's date of death or 81st birthday. After that date, the interest accumulation value will be adjusted by adding any subsequent payments and subtracting proportional adjustments for partial surrenders, as described above.

The interest accumulation value will be limited to 200% of the Beginning Contract Value, plus 200% of all premium payments made after the date this rider is added, minus proportional adjustments for partial surrenders made after the date the rider is added.

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RIDER CHARGE

The charge for this rider is added to the net investment factor. The net investment factor for each Sub-Account is:

       a) the Net Asset Value Per Share of the corresponding Fund at the end of the Valuation Period (plus the per share amount of any unpaid dividends or capital gains by that Fund); divided by

       b) the Net Asset Value Per Share of the corresponding Fund at the beginning of the Valuation Period; minus

       c) the mortality and expense risk charge and any applicable administration charge, adjusted for the number of days in the Valuation Period; minus

       d) the charge for this rider, adjusted for the number of days in the Valuation Period.

The charge for this rider is [.25%] per annum of the daily value of the Sub-Accounts.

Signed for HARTFORD LIFE INSURANCE COMPANY

    /s/ Christine Hayer Repasy            /s/ Thomas M. Marra
    ------------------------------------  ------------------------------------
    Christine Hayer Repasy, SECRETARY     Thomas M. Marra, PRESIDENT

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